Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A.

CNPJ60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

MATERIAL FACT

ITAÚ UNIBANCO HOLDING S.A. (“Company”) informs its stockholders that the Board of Directors, meeting on July 30, 2018, approved the payment, on August 30, 2018, of the following earnings to stockholders, complementary to the dividends paid monthly during the first half and attributed to the mandatory dividend for 2018, based on the final stockholding position recorded on August 17, 2018: a) dividends in the amount of R$ 0.62400 per share; and b) interest on capital in the amount of R$ 0.12520 per share, with the retention of 15% related to withholding income tax, resulting in a net interest of R$ 0.10642 per share, except for the corporate stockholders that are able to prove that they are immune or exempt.

São Paulo (SP), July 30, 2018.

ALEXSANDRO BROEDEL

Group Executive Finance Director and Head of Investor Relations